

CNB CORPORATION BOARD OF DIRECTORS

Harold G. Cushman, Jr., *Chairman*

James W. Barnette, Jr.	William O. Marsh
William R. Benson	George F. Sasser
Harold G. Cushman, III	Lynn G. Stevens
W. Jennings Duncan	John C. Thompson
Edward T. Kelaher	

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan	President
L. Ford Sanders, II	Executive Vice President
William R. Benson	Senior Vice President
Marion E. Freeman, Jr.	Senior Vice President
Phillip H. Thomas	Senior Vice President
M. Terry Hyman	Senior Vice President
Raymond Meeks	Vice President
A. Mitchell Godwin	Vice President
Jackie C. Stevens	Vice President
Betty M. Graham	Vice President
F. Timothy Howell	Vice President
E. Wayne Suggs	Vice President
Janice C. Simmons	Vice President
Patricia C. Catoe	Vice President
W. Michael Altman	Vice President
Boyd W. Gainey, Jr.	Vice President
William Carl Purvis	Vice President
Bryan T. Huggins	Vice President
Virginia B. Hucks	Vice President
W. Page Ambrose	Vice President
L. Ray Wells	Vice President
L. Kay Benton	Vice President
Richard A. Cox	Vice President
Gail S. Sansbury	Vice President
Roger L. Sweatt	Vice President
Tammy L. Scarberry	Vice President
Timothy L. Phillips	Assistant Vice President
Helen A. Johnson	Assistant Vice President
Elaine H. Hughes	Assistant Vice President
Gwynn D. Branton	Assistant Vice President
D. Scott Hucks	Assistant Vice President
Carlis L. Causey	Assistant Vice President
Jeffrey P. Singleton	Assistant Vice President
C. Joseph Cunningham	Assistant Vice President
Rebecca G. Singleton	Assistant Vice President
Doris B. Gasque	Assistant Vice President
John H. Sawyer, Jr	Assistant Vice President
John M. Proctor	Assistant Vice President
Sherry S. Sawyer	Banking Officer
Josephine C. Fogle	Banking Officer
Debra B. Johnston	Banking Officer
Freeman R. Holmes, Jr.	Banking Officer
Jennie L. Hyman	Banking Officer
Marsha S. Jordan	Banking Officer
Sylvia G. Dorman	Banking Officer
Marcie T. Shannon	Banking Officer
Caroline P. Juretic	Banking Officer
Sheila A. Johnston	Banking Officer
Nicole W. Bearden	Banking Officer
Janet F. Carter	Banking Officer
Dawn L. DePencier	Banking Officer
Steven D. Martin	Banking Officer
Carol M. Butler	Banking Officer
W. Eugene Gore, Jr.	Banking Officer
James P. Jordan, III	Banking Officer
Bonita H. Smalls	Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

The U.S. national economy emerged from a state of recession during the third quarter of 2009 and recovery continued through the fourth quarter of 2009 and the first quarter of 2010. The Bureau of Economic Analysis, a division of the U.S. Department of Commerce, indicated that real gross domestic product (GDP) increased at an annual rate of 2.2% and 5.6% for the third and fourth quarters of 2009, respectively. The Advance Estimate for the first quarter of 2010 indicates that GDP increased at an annual rate of 3.2%. The first quarter increase reflects increases in personal consumption expenditures, private inventory investment, exports, and nonresidential fixed investment that were partly offset by decreases in state and local government spending, decreases in residential fixed investment, and increased imports. Locally, the real estate sector posted gains in the first quarter of 2010 and the fourth quarter of 2009 with the total number of real estate transactions increasing approximately 35% and 33% as compared to the first quarter of 2009 and the fourth quarter of 2008, respectively. This is an improvement from the approximate 11%, 21%, and 44% declines experienced for the third, second, and first quarters of 2009, respectively, in comparison to the same periods in 2008. Despite these improvements, the banking industry has continued to experience significant difficulties with 41 bank failures occurring in the first quarter of 2010, as compared to 21 in the first quarter of 2009, and 2 in the first quarter of 2008. In total, there were 140 bank failures in 2009 and 25 in 2008. During the first quarter of 2010, Conway National maintained a solid financial position. However, operating results weakened, as expected.

The net loss for the first quarter of 2010 totaled ($43,000), down 102.2% from the net income of $1,939,000 earned for the first quarter of 2009. Although the Company incurred a minor loss for the first quarter of 2010, the Bank performed well in comparison to the combined operating results of all South Carolina banks, which posted a combined return on average assets of (.08)%. On a per share basis, earnings declined 102.6% from $1.17 for the first quarter of 2009, adjusted for the effect of a two-for-one stock split in 2009, to ($.03) for the first quarter of 2010 representing a return on average assets of (.02)% and a return on average equity of (.20)% as compared to .87% and 9.05%, respectively, for the first quarter of 2009.

Total assets grew to $931.1 million at March 31, 2010, an increase of 4.1% over March 31, 2009, and capital stood at $87.4 million at March 31, 2010 compared to $84.9 million at March 31, 2009. Total deposits were $724.3 million at March 31, 2010, an increase of 7.5% from $673.9 million for the previous year. As well, the Bank experienced an increase in repurchase agreements, which increased 7.0% from $96.7 million at March 31, 2009 to $103.5 million at March 31, 2010. Loans totaled $567.7 million at March 31, 2010, a decrease of 5.0% from March 31, 2009; and investment securities were $252.9 million, an increase of 19.2% from the prior year.

The net loss for the first quarter of 2010 of ($43,000) is significantly lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which decreased 2.6% to $7,667,000 for the first quarter of 2010 from $7,868,000 for the first quarter of 2009. Other factors which affect earnings include the provision for possible loan losses, noninterest expense, and noninterest income. The provision for possible loan losses increased significantly, 205.7% from $1,231,000 for the first quarter of 2009 to $3,763,000 for the first quarter of 2010. The allowance for loan losses, as a percentage of net loans, was increased to 1.85% at March 31, 2010 as compared to 1.18% at March 31, 2009. Noninterest expense decreased 1.5% from $5,671,000 for the first quarter of 2009 to $5,586,000 for the first quarter of 2010; and noninterest income decreased 25.4% from $1,892,000 to $1,412,000 for the same periods, respectively. Noninterest expense decreased due to decreased salaries and employee benefits expense and other operating expenses, which decreased 4.4% and 9.7% for the three months ended March 31, 2009 and 2010, respectively. These expense reductions were partially offset by substantially increased FDIC deposit insurance expense which increased 158.6% from $111,000 to $287,000 for the same period. Noninterest income decreased primarily due to decreased gains on sales of investment securities, partially offset by an increase in service charge income on deposit accounts.

With the national and local economies expected to remain subdued through much of 2010, we anticipate that profitability will remain below historical levels while, at the same time, expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have been relatively minor in terms of the magnitude of non-performing assets in the industry and local markets, we will continue to address credit concerns through the first six months of 2010. Loan losses have leveled, but will remain at historically high levels during the first half of 2010. Loan losses are expected to begin a downward trend in the third quarter of 2010. However, the Bank will continue to incur significant FDIC insurance premiums through 2012.

Although the national and local economies have begun to show some strengthening, much uncertainty remains about the sustainability and speed of the current recovery. However, we are confident that your bank will continue steadfast and strong throughout this difficult period. At the same time, the Bank has been positioned and prepared to meet future demands and opportunities.

Conway National continues to maintain a substantial financial position and profitability which compare favorably to local markets. Conway National remains dedicated to its conservative and prudent banking practices; and, as always, we are very appreciative of your continued support. We look forward to the future and continuing to build your bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION

and

THE CONWAY NATIONAL BANK

CNB The Conway National Bank

CORPORATION

FINANCIAL REPORT

MARCH 31, 2010

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY
Conway, South Carolina

CONSOLIDATED BALANCE SHEET
(Unaudited)

ASSETS:	March 31, 2010	March 31, 2009
Cash and due from banks	$ 22,305,000	$ 36,548,000
Due from Federal Reserve Bank, balance in excess of requirement	43,661,000	0
Total cash and due from banks	$ 65,966,000	$ 36,548,000
Investment securities:		
Obligations of United States government sponsored enterprises	216,144,000	178,827,000
Obligations of states and political subdivisions	32,910,000	29,532,000
Other securities	3,872,000	3,784,000
Total investment securities	252,926,000	212,143,000
Federal funds sold	14,000,000	18,000,000
Loans	567,702,000	597,763,000
Less allowance for loan losses	(10,310,000)	(6,965,000)
Net loans	557,392,000	590,798,000
Bank premises and equipment	23,045,000	23,852,000
Other assets	17,803,000	13,204,000
Total assets	$ 931,132,000	$ 894,545,000

LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 104,072,000	$ 107,497,000
Interest-bearing	620,196,000	566,434,000
Total deposits	724,268,000	673,931,000
Securities sold under agreement to repurchase	103,498,000	96,688,000
Other short-term borrowings	10,678,000	32,617,000
Other liabilities	5,315,000	6,449,000
Total Liabilities	843,759,000	809,685,000
Stockholders' Equity:		
Common stock, par value $5.00 per share in 2010 and $10.00 per share in 2009; authorized 3,000,000 shares in 2010 and 1,500,000 shares in 2009; issued 1,676,524 in 2010 and 828,892 in 2009	8,383,000	8,289,000
Capital in excess of par value of stock	51,364,000	49,992,000
Retained earnings	26,577,000	25,588,000
Accumulated other comprehensive income	1,049,000	991,000
Total stockholders' equity	$ 87,373,000	$ 84,860,000
Total liabilities and stockholders' equity	$ 931,132,000	$ 894,545,000

CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

	Three Months Ended	
INTEREST INCOME:	March 31, 2010	March 31, 2009
Interest and fees on loans	$ 8,935,000	$ 9,378,000
Interest on investment securities:		
Taxable investment securities	1,102,000	1,554,000
Nontaxable investment securities	312,000	285,000
Other securities	5,000	15,000
Interest on federal funds sold and Federal Reserve Bank balances in excess of required balance	36,000	22,000
Total interest income	10,390,000	11,254,000
INTEREST EXPENSE:		
Interest on deposits	2,417,000	2,990,000
Interest on securities sold under agreement to repurchase	249,000	288,000
Interest on other short-term borrowings	57,000	108,000
Total interest expense	2,723,000	3,386,000
Net interest income	7,667,000	7,868,000
Provision for loan losses	3,763,000	1,231,000
Net interest income after provision for loan losses	3,904,000	6,637,000
Noninterest income:		
Service charges on deposit accounts	878,000	819,000
Gains on sales of securities	0	477,000
Other operating income	534,000	596,000
Total noninterest income	1,412,000	1,892,000
Noninterest expense:		
Salaries and employee benefits	3,411,000	3,568,000
Occupancy expense	802,000	790,000
FDIC deposit insurance assessments	287,000	111,000
Other operating expenses	1,086,000	1,202,000
Total noninterest expense	5,586,000	5,671,000
Income/(loss) before income taxes	(270,000)	2,858,000
Income tax provision/(benefit)	(227,000)	920,000
Net Income	$ (43,000)	$ 1,938,000

*Per share:

Net income/(loss) per weighted average shares outstanding	$ (.03)	$ 1.17
Cash dividend paid per share	$ 0	$ 0
Book value per actual number of shares outstanding	$ 52.12	$ 51.19
Weighted average number of shares outstanding	1,676,890	1,658,374
Actual number of shares outstanding	1,676,524	1,657,784

*Adjusted for the effect of a two-for-one stock split during 2009.

Member Federal Reserve System • Member FDIC